Please read this document carefully.
This temporary and conditional Binder of Insurance contains time sensitive requirements to bind coverage.

DATE: 8/29/2011	Hartford Plaza Hartford, CT 06115

HARTFORD FINANCIAL PRODUCTS
TO: Thomas Wiedemann	FROM: Jose E. Lopez
FIRM: Byrne Byrne and Company CITY/STATE: Chicago, IL EMAIL: tomw@byrnebyrne.com TEL: 312-456-2897 FAX: TOTAL PAGE(S): 4	Financial Institution Fidelity Department CITY/STATE: Hartford, CT EMAIL: Jose.Lopez@thehartford.com TEL: 312-384-7616 FAX: EXT:

Re:	IronBridge Funds, Inc. Renewal - Investment Company Bond

Dear Tom,

Based upon the information provided regarding the above captioned account, we are pleased to provide you with the following temporary and conditional Binder for Insurance on behalf of the Hartford Fire Insurance Company.  Hartford Fire Insurance Company is a member of The Hartford Insurance Group and is rated A (Excellent), XV ($2 billion or more in capital and surplus and conditional reserves) by A.M. Best.

Please note that this Insurer is admitted to provide this coverage in the state of IL.  It is your agency's/brokerage's responsibility to conform with the Laws & Regulations of the applicable jurisdiction, including, but not limited to, payment of premium taxes, procuring of affidavits and compliance with surplus lines laws.

Please be advised in those jurisdictions where countersignature is required, The Hartford will use its designated countersignature agent unless you request and receive authorization from The Hartford for use of an alternative countersignature agent.  Responsibility for fees will be borne by you.

The Financial Institution Fidelity Department is an underwriting unit of Hartford Financial Products (HFP), one of the largest domestic providers of management liability insurance.  HFP is a division of the member companies of The Hartford Financial Services Group, Inc. (NYSE:HIG).  Through our individual underwriting units we offer a host of insurance products for management and professional liability including Directors & Officers, Fiduciary/Fidelity, General Partnership, Errors and Omissions, and Employment Practices.  HFP is among the market leaders in providing various “cutting edge” financial products including Representations & Warranties and Tax Indemnity Insurance. If you would like to inquire further about any coverage listed above, please do not hesitate to contact us or to explore our web site at www.hfpinsurance.com.

We appreciate this opportunity to work with you and look forward to discussing this temporary and conditional Binder in further detail.

Sincerely,

Jose E. Lopez
Financial Institution Fidelity

Binder for Insurance Page 2 of 4	IronBridge Funds, Inc.

I.	NAMED INSURED:	IronBridge Funds, Inc.
II.	INSURED ADDRESS:	One Parkview Plaza Suite 600 Oakbrook Terrace, IL 60540
III.	INSURING COMPANY:	Hartford Fire Insurance Company
IV.	BOND FORM:	Investment Company Bond

V.	PROPOSED BOND PERIOD:	From: 9/1/11 To: 9/1/12

VI.	BINDER PERIOD:	From: 9/1/11 To: Issuance

VII.	BOND NUMBER:	FI 0265216

OPTION 1	LIMIT OF INSURANCE*	DEDUCTIBLE **
☒ Coverages
I. Employee	$1,250,000	$0 -Except that no deductible shall apply to any loss under Coverage I. sustained by an Investment Company
II. Premises	$1,250,000	$15,000
III. Transit	$1,250,000	$15,000
IV. Forgery or Alteration	$1,250,000	$15,000
V. Securities	$1,250,000	$15,000
VI. Counterfeit Currency	$1,250,000	$15,000
VII. Computer Systems Fraudulent Entry	$1,250,000	$15,000
VIII. Voice Initiated Transaction	$1,250,000	$15,000
IX. Telefacsimile Transfer Fraud	$1,250,000	$15,000
X. Extortion Threats to Persons	$1,250,000	$15,000
X. Uncollectible Items of Deposit	$1,250,000	$15,000
XI. Audit Expense	$100,000	$0
XII. Stop Payment	$1,250,000	$15,000
XIII. Unauthorized Signatures	$1,250,000	$15,000
ANNUAL PREMIUM:***	$3,707

*	Limit of Insurance: In excess of the Deductible.

**	Deductible: Each Claim.

***	Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.

VIII.	COMMISSION:* 12.5%

Binder for Insurance Page 3 of 4	IronBridge Funds, Inc.

•	Commission percentages shown are for direct commission only and do not include any applicable contingent commission or other forms of compensation.

IX.	RIDERS, EXCLUSIONS AND LIMITATIONS:

1.  F-6000 – Investment Company Bond
2.  F-6051 – Adding or Deducting Insureds Rider – adding:

IronBridge Frontegra Small Cap
FundIronBridge Frontegra SMID
FundIronBridge Frontegra Global Fund
IronBridge Horizon Fund
IronBridge Skyline Fund

        3.  F-6006 – Extortion Threats to Persons Rider
        4.  F-6017 – State Mandatory Rider
        5.  F-6018 – Amend General Conditions B.
        6.  F-5267 – Producer Compensation
        7.  HG00H009 – Mailing Address for Notice
        8.  RN00U001 – In Witness

Note: Rider titles are used for ease of reference only.  If you have questions regarding the scope of the above riders, please request a specimen copy using the corresponding reference number above.

X.	SUBJECTIVITIES:
N/A

As part of any Proposal submitted to HFP concerning this account (including any attachments, exhibits, particulars, statements, or other applications or documents submitted therewith or separately), any and all SEC filings by or in connection with this risk are deemed to be likewise submitted and incorporated as part of any Proposal.

This is a temporary and conditional Binder and is conditioned upon underwriter's receipt, review and acceptance of the additional information specified above.  If any such information is not received, reviewed and accepted by The Hartford, then we will take any and all action appropriate and allowed under state law, including but not limited to voiding ab initio and/or canceling this temporary and conditional Binder and any binder issued pursuant thereto.

Please be aware that if prior to the effective date of binding coverage there is: a) any material change in the information requested by and/or submitted to The Hartford, or b) any material change in the hazard or risk contemplated in this Binder, the applicant must advise The Hartford immediately and prior to the effective date of the policy period.  The Hartford fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Binder for Insurance Page 4 of 4	IronBridge Funds, Inc.

Additionally, please be aware that if prior to the effective date of binding coverage there is any claim made against any insured or any notice of potential claim, occurrence, circumstance or wrongful act given under the expiring policy (if applicable), then we will take any and all action appropriate and allowed under state law, including but not limited to voiding ab initio and/or canceling this temporary and conditional Binder and binder issued pursuant thereto.

Renewal of Fidelity Bond

RESOLVED, that the renewal of the fidelity bond in the amount of $1,250,000 for the Hartford Fire Insurance Company and payment of the premium of $3,707 for the period September 1, 2011 to September 1, 2012 is hereby approved;

FURTHER RESOLVED, that, subject to the ratification by the Board, the officers of the Company be, and hereby are, authorized to increase the amount of the fidelity bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940.

Premiums have been paid for the full period as indicated on the enclosed statement, i.e., from September 1, 2011 to September 1, 2012.